

COMO AUDIO

OUR MISSION:

To provide music enthusiasts around the world
easy access to all of the music available – through one device.

EASY TO USE SMART SPEAKERS

- Endless music sources
- Multi-room capabilities
- True hi-fidelity sound
- Support latest technologies

- Avoid obsolescence
- Beautiful high-end design
- Easy to use – Press of a button
- **No phone or computer required**


Beautiful Design


Great Sound


Multi-room


Easy to Use

SMART SPEAKER
MARKET NUMBERS

21% of the US Adult population, **53 million people**, now own at least one smart speaker.
52% of owners report using their device daily. *– Consumer Technology Association, January 2019 –*

Smart Speakers and devices are expected to help drive the US Consumer Technology Industry
to a record-breaking **$398 Billion in retail revenues in 2019.** *– NPR and Edison Research, January 2019 –*

SMART SPEAKER SALES

2017
27.2M Units
$2.0B Revenue

2018
34.9M Units | 28% INCREASE
$3.0B Revenue | 50% INCREASE

Data: Consumer Technology Association, January 2019

ESTIMATED INSTALLED BASE

2018
100M Units Worldwide

2022 – Projected Reach
Over 300M Units Worldwide
200% INCREASE

*Data: Canalys estimates and forecasts,
Smart Speaker Analysis, May 2018*



COMO AUDIO

SUCCESSFUL CROWDFUNDING

funded with KICKSTARTER

Over **1,500 BACKERS**
Exceeded Our Goal
By **500%**
$500k Raised

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Como Audio Solo and Duetto: One-Touch Streaming/Multi-Room
Tivoli Audio founder Tom DeVesto's creations, Solo and Duetto: Multi-Room Music Systems with One-Touch Streaming and Hi-Fi Sound.
www.comoau...
Created by
Tom DeVesto
973 backers pledged $268,142 to help bring this project to life.

2 SUCCESSFUL CAMPAIGNS

4 PRODUCTS DELIVERED AHEAD OF SCHEDULE

2016 Campaign: Solo + Duetto
2017 Campaign: Amico + Musica



MULTI-ROOM SOLUTION



- Provides customer with whole-house music solution.

- Opportunity to sell multiple models to a single customer.

       

KITCHEN   **DINING ROOM**   **LIVING ROOM**   **PATIO**

Founder | Tom DeVesto



Tom DeVesto
CEO / DESIGNER

Tom is a 40+ year veteran in the consumer electronics industry, Audio Hall of Fame Member, and recently named 2017 CE Association SB Innovation Executive of the Year.

Tom was a pioneer at **Advent Corporation** and brought the legendary consumer electronics company **Kloss Video** public. He went on to be the Founder, Designer & CEO of **Tivoli Audio** and **Cambridge SoundWorks**.

TEAM NORTH AMERICA

COMO AUDIO



Bob Brown
DIRECTOR

Bob is an experienced founder and executive skilled in financial management, restructuring, and market development.



Peter Skiera
VP OF PRODUCT DEVELOPMENT

With over 20 years of audio experience, Peter has worked for Cambridge SoundWorks, B&W Loudspeakers, and Tivoli Audio, where he was Senior Product Manager for 15 years.



Angela Hahn
TREASURER

Angela is a graduate of Princeton University with decades of small business experience.



PJ Vecchiarelli
SOCIAL MEDIA STRATEGIST

PJ has extensive experience as a social media analyst and marketing strategist.



Ben Merberg
SALES MANAGER

Ben has over 5 years in the Sales & Customer Relations Industry.

TEAM EUROPE

COMO AUDIO



Ilaria Marelli
DESIGNER

Ilaria is an award winning architect and designer specializing in art direction and product exhibition. In 2008 she received the prestigious Donna Milano Award, in 2014 the Grandesign Etico International Award, and in 2015 the AlumniPolimi Award. She is presently a Professor at Como University and Milan Polytechnic Institute.



Duncan Pool
INTERNATIONAL MARKETING DIRECTOR

Duncan has over 14 years experience in the audio business. Specializes in international marketing as well as business development. He is the former International Director of Marketing at Tivoli Audio.



Paolo Cavadini
INTERNATIONAL SALES MANAGER

Paolo has over 10 years in consumer electronics marketplace specializing in the European Union, Middle East, Asia and Pacific. Paolo is Como Audio's Lead Sales & Engineering Resource. He is the former International Sales Manager at Tivoli Audio.



Nico Petrella
ACCOUNT EXECUTIVE

Nico has over 25 years experience in Sales and Management in major countries in Europe and the United States.

COMO AUDIO

GLOBAL DISTRIBUTION

Ships to Most Consumers in the USA & Europe in 72 Hours

International warehousing and logistics to support our worldwide partners and direct sales.

COMO AUDIO

Comoaudio.com
Comoaudio.eu
Comoaudio.co.uk
Comoaudio.de

amazon

Amazon.com
Amazon.co.uk
Amazon.it
Amazon.es
Amazon.fr
Amazon.de


Barrett
distribution centers

USA
Barrett Boston


LUDOMA

EUROPE
Ludoma Netherlands


JSI
瞻航物流(深圳)有限公司
JSI Logistics (Shenzhen) Limited

CHINA
JSI Logistics Shenzhen

GLOBAL DEALERS AND RETAILERS


ICELAND
NORWAY
SWEDEN
FINLAND
DENMARK
UK
NETHERLANDS
NORTH AMERICA
BELGIUM
AUSTRIA
GERMANY
GREECE
SOUTH KOREA
FRANCE
SPAIN
SWITZERLAND
ITALY
INDONESIA
NEW ZEALAND

Over 300 Dealers & Retailers Locations Worldwide & Growing Rapidly

2019 numbers are projections and cannot be guaranteed.

Sales Growth

COMO AUDIO



$3.0M
$2.0M
$1.5M
$0.5M
0
2016
2017
2018
2019 (proj.)
Kickstarter Sales
Conventional Sales
New product (proj.)

SOCIAL MEDIA

Year-over-year growth January 2018 to Janurary 2019

 Facebook = **33%**

 Instagram = **52%**

Facebook ad summary 2018



People Reached: 1,589,929

Link Clicks: 12,933

Engagements: 5,082

Video Views: 537,841

AMAZON TESTIMONIALS



Como Audio: Solo -
Wireless Music System
with Internet Radio,
Spotify Connect, Wi-Fi,...
⭐⭐⭐⭐☆ 93
$349.00 ✓prime

Customer Reviews
⭐⭐⭐⭐☆ 93
4.0 out of 5 stars ⌄

5 star	65%
4 star	13%
3 star	9%
2 star	4%
1 star	9%



Como Audio: Duetto -
Wireless Music System
with Internet Radio,
Spotify Connect, Wi-Fi,...
⭐⭐⭐⭐☆ 59
$449.00 ✓prime

Customer Reviews
⭐⭐⭐⭐☆ 59
4.0 out of 5 stars ⌄

5 star	75%
4 star	10%
3 star	10%
2 star	3%
1 star	2%

MUSICA



Como Audio: Musica -
Wireless Music System
with CD Player, Internet
Radio, Spotify Connect,...
⭐⭐⭐⭐½ 34
$599.00 ✓prime

Customer Reviews
⭐⭐⭐⭐½ 34
4.6 out of 5 stars ⌄

5 star	85%
4 star	12%
3 star	0%
2 star	3%
1 star	0%

AMICO



Como Audio: Amico -
Portable Wireless Music
System with Internet
Radio, Spotify Connect,...
⭐⭐⭐⭐☆ 9
$399.00 ✓prime

Customer Reviews
⭐⭐⭐⭐☆ 10
4.1 out of 5 stars ⌄

5 star	80%
4 star	10%
3 star	0%
2 star	0%
1 star	10%

CA COMO AUDIO

PRESS COVERAGE

CA | COMO AUDIO



hvt
Hifi Video Test
venster op beeld en geluid

INTERVIEW
(Netherlands)

"If you dig deeper into the man Tom DeVesto you will soon discover that you are dealing with an icon from the audio world."

FT
FINANCIAL TIMES

"… combines amazing hifi sound and superb Italian-designed cabinetry."

SOUND &VISION

"You'll be hard-pressed to find a compact music system that's as versatile or sounds as good as the Duetto or Solo from Como Audio."

RollingStone

"The great sounding Como Audio Solo has built in WiFi and streams stations from all over the world. That means reggae from France and pop from Nigeria are just a preset away."



COMO AUDIO

PRESS COVERAGE

LYD & BILDE

cnet

CNBC

Rolling Stone

FT FINANCIAL TIMES

SOUND & VISION

WIRED

THE VERGE

Country Living

Better Homes and Gardens

THE HUFFINGTON POST

Hifi Video Test hvt venster op beeld en geluid

Esquire

the knot

MEN'S JOURNAL

TechHive

The Boston Globe

Xconomy

HL HAUTE LIVING

TechCrunch

BOSTON Herald www.bostonherald.com

WCVB 5 abc BOSTON'S NEWS LEADER